UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on February 27, 2026, reporting the Company’s results for the fourth quarter and twelve months ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: February 27, 2026	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

FOURTH QUARTER 2025

27 February 2026

FRONTLINE PLC REPORTS RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2025

Frontline plc (the “Company”, “Frontline,” “we,” “us,” or “our”), today reported unaudited results for the three and twelve months ended December 31, 2025:

Highlights

•	Profit of $227.9 million, or $1.02 per share for the fourth quarter of 2025.
•	Adjusted profit of $230.4 million, or $1.03 per share for the fourth quarter of 2025.
•	Declared a cash dividend of $1.03 per share for the fourth quarter of 2025.
•	Reported revenues of $624.5 million for the fourth quarter of 2025.
•	Achieved average daily spot time charter equivalent earnings ("TCEs")[1] for VLCCs, Suezmax tankers and LR2/Aframax tankers in the fourth quarter of $74,200, $53,800 and $33,500 per day, respectively.
•
Entered into agreements to sell eight of our oldest first-generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party, for a total sales price of $831.5 million and to acquire nine latest generation scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen Holding Limited, the Company’s largest shareholder (“Hemen”), for an aggregate purchase price of $1,224.0 million.

•	Entered into one-year time charter-out agreements for seven of our VLCCs, built between 2016 to 2018, at an average rate of $76,900 per day.
•	Entered into a one-year time charter-out agreement for one of our VLCCs, built in 2019, at a rate of $93,500 per day.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“The fourth quarter of 2025 reinforced the positive momentum established in the third quarter. For several years, Frontline has maintained that the growing imbalance between oil demand growth and limited fleet supply would create a constructive market environment and the firm trend has carried into the first quarter of 2026. Periods of volatility tend to create opportunities, and Frontline has moved decisively, both in renewing its VLCC fleet and in securing attractive fixed revenue, as we enter what may prove to be an unprecedented period for the tanker industry. Our team brings decades of experience navigating comparable cycles, and Frontline’s business model is set to capitalize on such environments, positioning the Company to generate material shareholder returns as we proceed.”

1 This press release describes Time Charter Equivalent earnings and related per day amounts and spot TCE currently contracted, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.

Average daily TCEs and estimated cash breakeven rates

($ per day)	Spot TCE						Spot TCE currently contracted	% Covered	Estimated average daily cash breakeven rates for the next 12 months
	2025	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024	Q1 2026
VLCC	47,200	74,200	34,300	43,100	37,200	43,400	107,100	92%	25,000
Suezmax	39,700	53,800	35,100	38,900	31,200	41,400	76,700	83%	23,700
LR2 / Aframax	29,400	33,500	31,400	29,300	22,300	42,300	62,400	67%	23,800

We expect the spot TCEs for the full first quarter of 2026 to be lower than the spot TCEs currently contracted, due to the impact of ballast days during the first quarter of 2026. See Appendix 1 for further details.

Fourth Quarter 2025 Results

The Company reported profit of $227.9 million for the fourth quarter ended December 31, 2025, compared with profit of $40.3 million in the previous quarter. The adjusted profit2 was $230.4 million for the fourth quarter of 2025 compared with adjusted profit of $42.5 million in the previous quarter. The adjustments in the fourth quarter of 2025 consist of a $2.9 million unrealized loss on derivatives, $0.5 million synthetic option revaluation gain, $0.2 million loss on marketable securities and $0.1 million in dividends received. The increase in adjusted profit from the previous quarter was primarily due to an increase in our TCE earnings from $248.2 million in the previous quarter to $424.5 million in the fourth quarter as a result of higher TCE rates, decreases in finance and ship operating expenses, and fluctuations in other income and expenses.

Tanker Market Update

Global oil consumption averaged 104.5 million barrels per day ("mbpd") in the fourth quarter of 2025 according to the Energy Information Administration (“EIA”), an increase of 1.3 mbpd compared to the same period last year with China being the biggest contributor to demand growth.

Global oil supply remained steady at a record level of 108.3 mbpd in the fourth quarter of 2025, following a significant increase during the previous quarter. This level represents an increase of 4.3 mbpd compared to the same quarter last year. Global inventories grew by an average of 3.8 mbpd during the fourth quarter.  Looking forward, supply is expected to continue to outpace demand by an average of 3.6 mbpd in the first quarter of 2026 according to the EIA. OPEC production growth continues to generate surplus barrels, keeping the volumes transported out of the Middle East elevated.

2 This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

Following a period of intensified sanction enforcement by the US Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the impact is now increasingly evident across tanker markets, supporting higher utilization and market share for the compliant fleet. Floating storage of sanctioned crude has increased during the quarter as the barrels struggle to find their way to the consumer amidst growing logistical challenges. US intervention in Venezuela has resulted in more Venezuelan oil being lifted by compliant tonnage, further reducing employment opportunities for the so-called shadow fleet. The recently announced US–India trade agreement may further influence crude oil trade flows, as closer economic ties are likely to encourage India’s continued diversification away from sanctioned barrels. The second half of 2025 saw a marked increase in export volumes, particularly benefiting the compliant fleet. While demand conditions remain supportive, recent market strength has been driven largely by developments on the supply side. The allocation of tonnage among market participants has shifted meaningfully, with fewer owners now controlling a larger share of the global fleet. Coupled with a rapidly ageing fleet, we expect these structural supply constraints to partially offset scheduled newbuilding deliveries, creating a manageable net fleet growth. Together with a constructive crude demand outlook and anticipation of further replacement of sanctioned volumes transferring to the compliant fleet, we expect the fundamentals for compliant tankers to remain favorable going forward.

The overall tanker order book for the asset classes Frontline owns is now 22.2% of the existing global fleet, with 163, 123, and 165 vessels on order for VLCCs, Suezmax tankers and LR2 tankers, respectively. We continue to observe the aging of the tanker fleet. According to industry sources, 17.9% of the VLCC fleet, 20.7% of the Suezmax tanker fleet and 21.0% of the combined LR2 and Aframax tanker fleet are now above 20 years of age. However, for a product carrying vessel the 15-year age mark is an equally important benchmark with 31.4% of the LR2 tanker fleet currently above this threshold.

The average age of the global crude tanker fleet is now 14.1 years, a level not seen since 2000, which is surprising considering the regulatory frameworks the industry faces in respect of reducing greenhouse gas emissions.

The Fleet

As of December 31, 2025, the Company owned 80 vessels (41 VLCCs, 21 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.6 million DWT. As of December 31, 2025, all of the Company's vessels were ECO vessels3 and 46 were scrubber-fitted vessels with an average age of 7.5 years, making it one of the youngest and most energy-efficient fleets in the industry.

As of December 31, 2025, three of the Company’s vessels (one VLCC, one Suezmax tanker, one LR2/Aframax tanker) were on time charter-out contracts with initial periods in excess of 12 months. The time charter-out contract for the

3 The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today’s operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as de-rating to improve specific fuel consumption at today’s market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO-vessels meet EEXI certification requirements.

LR2/Aframax tanker is expected to end in the third quarter of 2026, whereas the initial periods for the Suezmax tanker and the VLCC time-charters end in the second and third quarter of 2027, respectively.

In January 2026, the Company entered into one-year time charter-out agreements for seven of our VLCCs, built between 2016 and 2018, at an average rate of $76,900 per day per vessel. The charters for two vessels commenced in late January and mid-February 2026, and the remaining five charters are expected to commence during the period from mid-March to mid-April 2026.

In February 2026, the Company entered into a one-year time charter-out agreement for one of our VLCCs, built in 2019, at a rate of $93,500 per day. The charter is expected to commence in late February 2026.

In January 2026, the Company announced that it had entered into agreements to sell eight of our oldest first- generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party, for a total sales price of $831.5 million. As of today, six of the vessels have been delivered to the new owner with the remaining two vessels scheduled to be delivered during March 2026. After commissions and repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $477.2 million and the Company expects to record a gain in the first quarter of 2026 of approximately $212.0 million. The sales of the remaining two vessels are subject to certain closing conditions, in line with industry standards.

In parallel, the Company announced that it had entered into agreements to acquire nine latest generation scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, for an aggregate purchase price of $1,224.0 million. Of these nine vessels, six are currently under construction at the Hengli shipyard and three at the Dalian shipyard in China. The delivery schedule for the vessels is attractive, with two vessels expected in the second quarter of 2026, four vessels expected in the third quarter of 2026, two vessels expected in the fourth quarter of 2026 and the final vessel expected in the second quarter of 2027. The payment schedule for these acquisitions is weighted towards delivery, with the largest portion of the instalments due upon delivery of each vessel. The Company intends to finance this acquisition with cash and long-term debt financing. The acquisition remains subject to certain closing conditions, in line with industry standards.

Upon completion of the VLCC fleet renewal, Frontline’s fleet will comprise of 81 vessels, including 42 VLCCs, 21 Suezmax tankers and 18 LR2/Aframax tankers, with an aggregate capacity of approximately 17.9 million DWT.

Corporate Update

The Board of Directors declared a dividend of $1.03 per share for the fourth quarter of 2025. The record date for the dividend will be March 12, 2026, the ex-dividend date is expected to be March 12, 2026, for shares listed on the New York Stock Exchange and March 11, 2026, for shares listed on the Oslo Stock Exchange, and the dividend is scheduled to be paid on or about March 19, 2026.

The Company had 222,622,889 ordinary shares outstanding as of December 31, 2025. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the fourth quarter of 2025 was 222,622,889.

Conference Call and Webcast

On February 27, 2026, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration

A replay of the conference call will be available following the live call. Please use the link below to access the webcast:
Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;
•	fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and high interest rates and foreign exchange rates;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•	the highly cyclical nature of the industry that we operate in;
•	the loss of a large customer or significant business relationship;
•	changes in worldwide oil production and consumption and storage;
•	changes in OPEC and non-OPEC production decisions and geopolitical developments affecting oil supply
•	and trade flows;
•	changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, repairs, surveys and upgrades;
•	risks associated with any future vessel construction;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•
our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•	availability of skilled crew members and other employees and the related labor costs;
•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or European Union regulations;
•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•	compliance with the Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil industry;
•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;

•	vessel breakdowns and instances of off-hire;
•
cost and effects of cybersecurity incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers, including software failures, unforeseeable security breaches, or incidents stemming from the misuse of intentional or unintentional misapplication of artificial intelligence in our business;

•	our ability to successfully adopt artificial intelligence and digital logistics into our operating systems;
•	risks associated with potential cybersecurity or other privacy threats and data security breaches;
•	potential conflicts of interest involving members of our Board of Directors and senior management;
•	the failure of counter parties to fully perform their contracts with us;
•	changes in credit risk with respect to our counterparties on contracts;
•	our dependence on key personnel and our ability to attract, retain and motivate key employees;
•	adequacy and cost of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares;
•	our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	government requisition of our vessels during a period of war or emergency;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the arrest of our vessels by maritime claimants;
•	general domestic and international political conditions or events, including “trade wars”;
•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•
potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international sanctions and international hostilities including the war between Russia and Ukraine and the developments in the Middle East, including vessel attacks in the Red Sea and Gulf of Aden and Israel-Iran conflict, acts by terrorists or acts of piracy on ocean-going vessels;

•
the impact of restriction on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export and import ports such as the United States, European Union and/or China;

•	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of crude oil and refined products;
•	the impact of port or canal congestion;

•	business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•	other important factors described from time to time in the reports filed by the Company with the U.S Securities and Exchange Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
February 26, 2026

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
James O'Shaughnessy - Director
Cato Stonex - Director
Ørjan Svanevik - Director
Dr. Maria Papakokkinou - Director
Richard C. Prince - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2025

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2024 Oct-Dec	2025 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2025 Jan-Dec	2024 Jan-Dec
425,644	624,507	Revenues	1,965,104	2,050,385
17,847	—	Other operating income	6,069	112,121
443,491	624,507	Total revenues and other operating income	1,971,173	2,162,506

173,466	197,580	Voyage expenses and commission	753,744	773,434
55,452	55,820	Ship operating expenses	238,850	232,243
1,709	11,168	Administrative expenses	51,367	36,086
83,148	82,199	Depreciation	328,460	339,030
313,775	346,767	Total operating expenses	1,372,421	1,380,793
129,716	277,740	Net operating income	598,752	781,713

4,170	2,469	Finance income	15,836	17,098
(67,893)	(51,012)	Finance expense	(233,234)	(295,088)
(1,403)	(156)	Loss on marketable securities	(1,600)	(3,405)
279	12	Share of results of associated companies	1,059	(599)
1,650	59	Dividends received	4,289	3,535
66,519	229,112	Profit before income taxes	385,102	503,254
214	(1,180)	Income tax benefit (expense)	(6,021)	(7,671)
66,733	227,932	Profit for the period	379,081	495,583
$0.30	$1.02	Basic and diluted earnings per share	$1.70	$2.23

2024 Oct-Dec	2025 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2025 Jan-Dec	2024 Jan-Dec

66,733	227,932	Profit for the period	379,081	495,583

		Items that may be reclassified to profit or loss:
1,172	28	Foreign currency translation gain (loss)	(1,345)	1,367
1,172	28	Other comprehensive income (loss)	(1,345)	1,367
67,905	227,960	Comprehensive income	377,736	496,950

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Dec 31 2025	Dec 31 2024
ASSETS
Current assets
Cash and cash equivalents	251,347	413,532
Marketable securities	2,067	4,027
Other current assets	453,838	408,454
Total current assets	707,252	826,013

Non-current assets
Vessels and equipment	4,911,996	5,246,697
Goodwill	112,452	112,452
Investment in associated company	8,791	11,788
Other non-current assets	13,136	23,857
Total non-current assets	5,046,375	5,394,794
Total assets	5,753,627	6,220,807

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	320,520	460,318
Other current payables	174,186	135,335
Total current liabilities	494,706	595,653

Non-current liabilities
Long-term debt	2,747,225	3,284,070
Other non-current payables	818	903
Total non-current liabilities	2,748,043	3,284,973

Equity
Frontline plc equity	2,511,350	2,340,653
Non-controlling interest	(472)	(472)
Total equity	2,510,878	2,340,181
Total liabilities and equity	5,753,627	6,220,807

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2024 Oct-Dec	2025 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2025 Jan-Dec	2024 Jan-Dec
		OPERATING ACTIVITIES
167,848	283,352	Net cash provided by operating activities	682,459	736,412

		INVESTING ACTIVITIES
(4,321)	(6,893)	Additions to newbuildings, vessels and equipment	(12,531)	(915,248)
49,500	—	Proceeds from sale of vessels	37,150	431,850
—	—	Proceeds from sale of marketable securities	361	—
45,179	(6,893)	Net cash provided by (used in) investing activities	24,980	(483,398)

		FINANCING ACTIVITIES
512,060	—	Proceeds from issuance of debt	1,433,715	2,167,296
(556,522)	(172,241)	Repayment of debt	(2,095,888)	(1,880,055)
(226)	—	Repayment of obligations under leases	(412)	(930)
(75,692)	(42,298)	Dividends paid	(207,039)	(434,115)
(120,380)	(214,539)	Net cash used in financing activities	(869,624)	(147,804)

92,647	61,920	Net change in cash and cash equivalents	(162,185)	105,210
320,885	189,427	Cash and cash equivalents at start of period	413,532	308,322
413,532	251,347	Cash and cash equivalents at end of period	251,347	413,532

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2025 Jan-Dec	2024 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning and end of period	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning and end of period	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	1,782	415
Other comprehensive income (loss)	(1,345)	1,367
Balance at end of period	437	1,782

RETAINED EARNINGS
Balance at beginning of period	507,467	445,999
Profit for the period	379,081	495,583
Cash dividends	(207,039)	(434,115)
Balance at end of period	679,509	507,467

EQUITY ATTRIBUTABLE TO THE COMPANY	2,511,350	2,340,653

NON-CONTROLLING INTEREST
Balance at beginning and end of period	(472)	(472)
TOTAL EQUITY	2,510,878	2,340,181

APPENDIX I - Non-GAAP measures

Reconciliation of Adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	FY 2025	Q4 2025	Q3 2025	Q2 2025	Q1 2025	FY 2024	Q4 2024
Adjusted profit
Profit	379,081	227,932	40,319	77,543	33,287	495,583	66,733
Add back:
Loss on marketable securities	1,946	156	—	—	1,790	5,493	1,403
Share of losses of associated companies	70	—	70	—	—	2,134	—
Unrealized loss on derivatives (1)	15,393	2,892	2,994	3,594	5,913	16,191	—
Debt extinguishment losses	300	—	—	283	17	6,307	5,371
Synthetic option revaluation loss (2)	9,099	—	5,749	1,748	1,602	—	—

Less:
Unrealized gain on derivatives (1)	—	—	—	—	—	(1,493)	(678)
Gain on marketable securities	(346)	—	(235)	(111)	—	(2,088)	—
Share of results of associated companies	(1,129)	(12)	—	(176)	(941)	(1,535)	(279)
Gain on sale of vessels	(5,977)	—	(5,977)	—	—	(112,079)	(17,850)
Dividends received	(4,289)	(59)	(415)	(2,530)	(1,285)	(3,535)	(1,650)
Debt extinguishment gains	—	—	—	—	—	(354)	—
Synthetic option revaluation gain (2)	(519)	(519)	—	—	—	(7,982)	(7,982)
Adjusted profit	393,629	230,390	42,505	80,351	40,383	396,642	45,068
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	222,623	222,623	222,623	222,623

(in $)
Adjusted basic and diluted earnings per share	1.77	1.03	0.19	0.36	0.18	1.78	0.20

(1) Adjusted profit excludes the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. The components of the gain/loss on derivatives are as follows:

(in thousands of $)	FY 2025	Q4 2025	Q3 2025	Q2 2025	Q1 2025	FY 2024	Q4 2024
Unrealized gain (loss) on derivatives	(15,393)	(2,892)	(2,994)	(3,594)	(5,913)	(14,698)	678
Interest income on derivatives	14,615	3,081	3,410	3,469	4,655	23,904	5,219
Gain (loss) on derivatives	(778)	189	416	(125)	(1,258)	9,206	5,897

(2) The three-year vesting period for the synthetic options granted to employees and board members in the fourth quarter of 2021 ended during the fourth quarter of 2024. As there are no ongoing service requirements, adjusted profit for the fourth quarter of 2024 and subsequent quarters exclude the gains and losses due to the revaluation of the synthetic option liability in the periods. Adjusted profit will exclude any gains/losses due to the revaluation of the liability for the remaining exercisable options until the expiration of the options in the fourth quarter of 2026.

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	FY 2025	Q4 2025	Q3 2025	Q2 2025	Q1 2025	FY 2024	Q4 2024
Revenues	1,965,104	624,507	432,654	480,077	427,866	2,050,385	425,644

Less
Voyage expenses and commission	(753,744)	(197,580)	(181,595)	(194,594)	(179,975)	(773,434)	(173,466)
Other non-vessel items	(14,662)	(2,420)	(2,898)	(2,529)	(6,815)	(7,920)	(2,741)
Total TCE	1,196,698	424,507	248,161	282,954	241,076	1,269,031	249,437

Time charter equivalent per day

The Company recognizes revenues over time, ratably from commencement of cargo loading until completion of discharge of cargo (the "load-to-discharge basis").

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by on hire days during a reporting period. On hire days are calculated on a vessel by vessel basis and represent the net of available days and off hire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Off hire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	FY 2025	Q4 2025	Q3 2025	Q2 2025	Q1 2025	FY 2024	Q4 2024
Time charter TCE (in thousands of $)
VLCC	18,469	4,629	4,636	4,627	4,577	7,967	4,679
Suezmax	14,041	4,215	3,494	3,237	3,095	8,697	3,052
LR2	28,810	2,959	5,441	6,806	13,604	56,277	13,974
Total Time charter TCE	61,320	11,803	13,571	14,670	21,276	72,941	21,705

Spot TCE (in thousands of $)
VLCC	674,371	264,471	122,114	154,513	133,273	642,768	130,554
Suezmax	296,502	98,831	66,654	72,205	58,812	337,496	63,655
LR2	164,505	49,402	45,822	41,566	27,715	215,826	33,523
Total Spot TCE	1,135,378	412,704	234,590	268,284	219,800	1,196,090	227,732

Total TCE	1,196,698	424,507	248,161	282,954	241,076	1,269,031	249,437

Spot days (available days less off hire days)
VLCC	14,297	3,566	3,563	3,586	3,582	14,813	3,635
Suezmax	7,475	1,837	1,901	1,854	1,883	8,158	1,912
LR2	5,599	1,477	1,458	1,420	1,244	5,102	1,285

Spot TCE per day (in $ per day)
VLCC	47,200	74,200	34,300	43,100	37,200	43,400	35,900
Suezmax	39,700	53,800	35,100	38,900	31,200	41,400	33,300
LR2	29,400	33,500	31,400	29,300	22,300	42,300	26,100

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, net interest expense, bareboat hire, time charter hire and net general and administrative expenses for the next 12 months.

Spot TCE currently contracted

Spot TCE currently contracted are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days so far in the first quarter and therefore may not be reflective of rates to be earned for the full first quarter. The percentage of the period covered reflects the number of days each vessel is currently contracted for the first quarter as compared to the total available days in the first quarter. The actual rates to be earned in the first quarter will depend on the number of additional contracted days the Company is able to achieve and when each vessel commences loading of its cargo. On a load-to-discharge basis, the Company is unable to recognize revenues on ballast days, which are days when a vessel is sailing without cargo. The number of contracted ballast days at the end of the fourth quarter of 2025 was 686 days for VLCCs, 381 days for Suezmax tankers and 318 days for LR2/Aframax tankers.